June 6, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Manufacturing and Construction

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Attn: Pamela Long, Assistant Director

Re:	M III Acquisition Corp.
Registration Statement on Form S-1
Filed April 19, 2016, as amended
File No. 333-210817

Dear Ms. Long:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of M III Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. EST on Wednesday, June 8, 2016, or as soon as thereafter practicable.

[signature page follows]

Very truly yours,

CANTOR FITZGERALD AND CO.

By: /s/ Shawn Matthews

Name: Shawn Matthews

Title: Chief Executive Officer